Sanofi-aventis and CureDM Sign

Exclusive Worldwide License Agreement

on Novel Regenerative Compound to Treat Diabetes

- New Human Peptide Sequence for Regenerative Medicine Application -

Paris, France – April 8, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and CureDM Group Holdings, LLC, announced today a global license agreement on a novel human peptide, Pancreate™, which could restore a patients’ ability to produce insulin and other pancreatic hormones in both type 1 and type 2 diabetes.

Pancreate™ is a bioactive peptide sequence of a naturally occurring human protein that has been shown in preclinical studies to stimulate the growth of new insulin producing islets in the pancreas, resulting in restoration of normal metabolic function and glucose control in the blood. The commencement of Phase I studies is planned for later this year.

Under the terms of this agreement, sanofi-aventis is granted an exclusive worldwide license to develop, manufacture and commercialize Pancreate™ and related compounds. CureDM will receive an upfront payment, as well as development, regulatory and commercial milestone payments. All such payments could reach a total of US$ 335 million. In addition, CureDM is eligible to receive tiered royalties on worldwide product sales.

“Sanofi-aventis is pleased to add to its Diabetes Division pipeline this highly innovative technology that has the potential to stimulate the formation of fully functional new pancreatic islets, thereby helping to restore patients’ pancreatic function,” explained Dr. Marc Cluzel, Executive Vice-President R&D, sanofi-aventis. “Once fully developed, Pancreate™ has the potential to become the first regenerative treatment of type 1 and type 2 diabetes and to address the challenges that the growing diabetes epidemic poses on patients and healthcare systems.”

This new collaboration is another example of the company’s strategic commitment to sustain its leadership in diabetes through new technologies. It further reinforces its ambition to become the leading diabetes company.

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About Pancreate™

Pancreate™ (proisletide acetate) is a first-in-class human peptide (HIP-2B) sequence of a naturally occurring human protein that stimulates the formation of functional insulin producing neo-islets from pancreatic progenitor cells. In both type 1 and type 2 diabetes, a fundamental problem is too few insulin-producing islet structures to keep up with insulin demand. Islets are highly complex multicellular organelles that contain the insulin-producing beta cell and four other cells types, all of which play a role in maintaining glucose levels. In addition, islet structures provide the necessary metabolic control of insulin release that makes the pancreas able to keep a consistent glucose level in the blood. Therein, restoring whole islets is paramount correcting the erratic blood glucose fluctuations associated with diabetes, making Pancreate™ a fundamentally new approach to treat the disease.

About CureDM

CureDM is a biopharmaceutical company focused on the discovery and development of new therapies that prevent, ameliorate, or reverse diseases of metabolism. CureDM was co-founded by a molecular biologist and two clinical endocrinologists who experienced the unmet medical need in diabetes patients on a daily basis, which provided motivation for the discovery of Pancreate™. For more information about CureDM, visit www.curedm.com.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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